      As filed with the Securities and Exchange Commission on June 28, 2001

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



(Mark One)




/x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2000, or


/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______



                           Commission File No. 1-13531



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              TRAMMELL CROW COMPANY
                             RETIREMENT SAVINGS PLAN



B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              TRAMMELL CROW COMPANY
                          2001 ROSS AVENUE, SUITE 3400
                               DALLAS, TEXAS 75201



================================================================================

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2000 AND 1999

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
INDEX
--------------------------------------------------------------------------------

                                                                                      PAGE
Financial Statements:

   Report of Independent Accountants                                                     1

   Statements of Net Assets Available for Benefits                                       2

   Statements of Changes in Net Assets Available for Benefits                            3

   Notes to Financial Statements                                                       4-9

Supplemental Schedule*:

   Schedule I - Schedule of Assets Held for Investment Purposes at End of Year          10


* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Trammell Crow Company Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Trammell Crow Company Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 18, 2001

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                   DECEMBER 31,
                                               2000                  1999
ASSETS

Investments, at fair value                 $ 118,551,538         $ 117,502,936

Receivables:
     Participant notes                         2,129,286             1,637,049
                                        -----------------  --------------------
Net assets available for benefits          $ 120,680,824         $ 119,139,985
                                        =================  ====================







   The accompanying notes are an integral part of these financial statements.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                          YEARS ENDED
                                                                         DECEMBER 31,
                                                                    2000                   1999
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
         Interest                                               $   1,686,670          $   1,580,659
         Dividends                                                    554,551                904,481
         Net (depreciation) appreciation in fair
            value of investments                                  (11,841,795)            10,686,352
                                                           -------------------    -------------------
                                                                   (9,600,574)            13,171,492
                                                           -------------------    -------------------
     Contributions:
         Employer                                                   6,369,348              5,313,649
         Employee                                                  20,784,015             18,359,484
                                                           -------------------    -------------------
                                                                   27,153,363             23,673,133
                                                           -------------------    -------------------
Total additions                                                    17,552,789             36,844,625

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefit payments                                              15,489,883              9,240,348
     Transaction charge                                                43,530                 33,441
     Participant notes receivable terminated
         due to withdrawal of participant                             156,462                170,708
                                                           -------------------    -------------------
Total deductions                                                   15,689,875              9,444,497
Change in forfeiture reserve, net                                    (322,075)               (83,495)
                                                           -------------------    -------------------
Net increase                                                        1,540,839             27,316,633
Net assets available for benefits at beginning of year            119,139,985             91,823,352
                                                           -------------------    -------------------
Net assets available for benefits at end of year                $ 120,680,824          $ 119,139,985
                                                           ===================    ===================

   The accompanying notes are an integral part of these financial statements.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Trammell Crow Company Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan established effective July 1, 1991 and most recently amended November 4, 2000. Effective January 1, 2000, permanent employees of Trammell Crow Company (the "Company") are eligible to participate upon completing 60 days of service. Effective November 4, 2000, temporary employees become eligible to participate on January 1, 2001, provided the temporary employee performs one hour of service before January 1, 2001. Prior to January 1, 2000, permanent employees were eligible to participate upon completing 90 days of service and temporary employees were eligible to participate upon completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 1 general account, 7 pooled separate accounts and Company stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

       During the year ended December 31, 2000, the CIGNA Charter Guaranteed Government Securities Account, the Dodge & Cox Balance Sheet Fund and the Franklin Balance Sheet Fund were eliminated as investment options.

       The Company may make a matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6 percent of the participant's compensation. The Company may also make additional matching and discretionary non-elective contributions. Matching Company contributions, if any, are recorded in the same period in which the Company makes payroll deductions from the participants' earnings. Additional matching and discretionary non-elective contributions, if any, are recorded in the period selected by the Company.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participant's investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       VESTING

       Participants are immediately vested in their own voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. The Plan administrator may grant credit for years of service with a previous employer or employers, provided that the employee was hired as a result of a purchase, merger or consolidation in which a group of employees was acquired. If an active participant dies or becomes totally disabled, as defined by the Plan agreement, prior to attaining the normal retirement age, the vesting percentage shall be 100 percent.

       BENEFIT PAYMENTS

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account or defer payment to a later date. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

       PARTICIPANT NOTES RECEIVABLE

       Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% to 10.50% and 8.75% to 9.50% for the years ended December 31, 2000 and 1999, respectively).

       CASH EQUIVALENTS

       Contributions received prior to year end awaiting investment in the appropriate investment option at December 31 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is stated at fair value.

2.     SUMMARY OF ACCOUNTING POLICIES

       METHOD OF ACCOUNTING

       The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       During the year ended December 31, 1999 the Plan adopted AICPA Statement of Position 99-3, "ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS."

       INVESTMENT VALUATION

       Investments in the general accounts are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. Investments in the mutual funds and the Company Stock are valued at their quoted market price.

3.     INVESTMENTS

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                           DECEMBER 31,
                                                                      2000              1999
       CIGNA Charter Guaranteed Long-Term Account                 $ 27,661,838       $ 26,450,916
          interest rates, 5.80%; 5.65%
       CIGNA Charter Large Company Stock Index Fund                 23,796,172         24,085,222
          units, 333,280; 305,805
       CIGNA Charter Small Company Stock - Value I Fund              6,195,411                  -
          units, 399,446; -
       CIGNA Charter Balanced Fund                                   8,329,742                  -
          units, 221,831; -
       CIGNA Fidelity Advisor Growth Opportunities Fund             23,227,396         32,263,043
          units, 351,398; 398,999
       CIGNA PBHG Growth Fund                                       12,946,687          9,203,410
          units, 342,052; 187,251
       CIGNA Templeton Growth Fund                                  12,747,437         11,668,134
          units, 405,324; 377,487
       Dodge & Cox Balance Sheet Fund                                        -          8,669,173
          shares, -; 131,931

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       INVESTMENT PERFORMANCE

       During the years ended December 31, 2000 and 1999, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                                             YEARS ENDED
                                                                                             DECEMBER 31,
                                                                                       2000               1999
       General Accounts:
              CIGNA Charter Guaranteed Long-Term Account                             $  1,480,281        $  1,408,305
              CIGNA Charter Guaranteed Government
                   Securities Account                                                      47,207              42,718
                                                                                 -----------------  ------------------
                                                                                        1,527,488           1,451,023

       Pooled Separate Accounts:
              CIGNA Charter Large Company Stock Index Fund                            (2,358,974)           3,812,138
              CIGNA Charter Large Company Stock - Growth II Fund                        (470,809)                   -
              CIGNA Charter Small Company Stock - Value I Fund                            637,734                   -
              CIGNA Charter Balanced Fund                                                  45,036                   -
              CIGNA Fidelity Advisor Growth Opportunities Fund                        (5,366,100)           1,291,992
              CIGNA PBHG Growth Fund                                                  (5,046,164)           3,789,956
              CIGNA Templeton Growth Fund                                                 269,869           2,309,074
                                                                                 -----------------  ------------------
                                                                                     (12,289,408)          11,203,160
       Mutual Funds:
              Dodge & Cox Balance Sheet Fund                                              471,387             831,354
              Franklin Balance Sheet Fund                                                 376,448            (35,040)
                                                                                 -----------------  ------------------
                                                                                          847,835             796,314
       Common Stock:
              Trammell Crow Company Common Stock                                          154,329           (408,641)

       Participant Notes Receivable                                                       159,182             129,636
                                                                                 -----------------  ------------------

              Net (decrease) increase                                               $ (9,600,574)        $ 13,171,492
                                                                                 =================  ==================

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.     INVESTMENT CONTRACTS WITH INSURANCE COMPANY

       The Plan participates in contracts with CG Life via investments in the CIGNA Charter Guaranteed Long-Term Account and the CIGNA Charter Guaranteed Government Securities Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which was 5.80% and 5.65% for the years ended December 31, 2000 and 1999, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. For the Plan's investment in the CIGNA Charter Guaranteed Government Securities Account, the Plan was credited with interest at a yield which averaged 4.85% and 3.70% for the years ended December 31, 2000 and 1999, respectively, net of asset charges. As discussed in Note 1, the CIGNA Charter Guaranteed Government Securities Account was eliminated as an investment option during the year ended December 31, 2000. As discussed in Note 2, the CIGNA Charter Guaranteed Long-Term Account and the CIGNA Charter Guaranteed Government Securities Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.     RELATED-PARTY TRANSACTIONS

       Plan assets include investments in funds managed by CG Life, a wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Trammell Crow Company, the Plan sponsor, which also qualifies as a party-in-interest.

6.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated December 27, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.     RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

       Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.     FORFEITURES

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $122,466 and $140,466 at December 31, 2000 and 1999, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2000 and 1999, Company cash contributions were offset by $332,623 and $90,000, respectively, from forfeited nonvested accounts.

10.    LIFE INSURANCE POLICIES

       Participants (or participants with a deferred account balance) who had previously purchased a life insurance policy through the Profit Sharing Plan and Trust for Employees of Trammell Crow Asset Company may elect to transfer this policy to the Plan. These policies are owned by the Plan Trustees for the benefit of the participant insured. These policies are in a "paid up" status, and may be distributed or canceled at the participant's direction. Upon distribution of a participant's total vested account balance, this policy must also be distributed to the participant. These contracts are fully allocated to the insured participant's account. Premiums (if any) increase the value of the specific insured's insurance policy. Therefore these contracts are excluded from plan assets in the accompanying financial statements.

11.    SUBSEQUENT EVENT

       The Plan was amended effective January 1, 2001 to provide that each employee of the Company becomes eligible to participate immediately.

TRAMMELL CROW COMPANY                                      SUPPLEMENTAL SCHEDULE
RETIREMENT SAVINGS PLAN                                               SCHEDULE I
SCHEDULE H (PART IV) FORM 5500 -- SCHEDULE OF ASSETS HELD FOR INVESTMENT
    PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

    (a)                   (b)                                     (c)                            (d)                 (e)
                                                  DESCRIPTION OF INVESTMENT INCLUDING
             IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,
               LESSOR, OR SIMILAR PARTY            COLLATERAL, PAR OR MATURITY VALUE            COST            CURRENT VALUE
     *     Connecticut General Life          CIGNA Charter Guaranteed Long-Term                 N/A**            $27,661,838
           Insurance Company                 Account

     *     Connecticut General Life          CIGNA Charter Large Company Stock                  N/A**             23,796,172
           Insurance Company                 Index Fund

     *     Connecticut General Life          CIGNA Charter Large Company Stock -                N/A**              2,393,238
           Insurance Company                 Growth II Fund

     *     Connecticut General Life          CIGNA Charter Small Company Stock -                N/A**              6,195,411
           Insurance Company                 Value I Fund

     *     Connecticut General Life          CIGNA Charter Balanced Fund                        N/A**              8,329,742
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Advisor Growth                      N/A**             23,227,396
           Insurance Company                 Opportunities Fund

     *     Connecticut General Life          CIGNA PBHG Growth Fund                             N/A**             12,946,687
           Insurance Company

     *     Connecticut General Life          CIGNA Templeton Growth Fund                        N/A**             12,747,437
           Insurance Company

     *     Fidelity Investments              Trammell Crow Company                              N/A**              1,248,999
                                             Common Stock

     *     Plan Participants                 Participant Notes Receivable                       N/A**              2,129,286

     *     Connecticut General Life          Cash Equivalents (CIGNA Charter                    N/A**                  4,618
           Insurance Company                 Guaranteed Short-Term Account)


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


                                TRAMMELL CROW COMPANY
Date:    June 28, 2001          RETIREMENT SAVINGS PLAN

                                By:      TRAMMELL CROW COMPANY,
                                         PLAN SPONSOR


                                By:      /s/ J. Christopher Kirk
                                    ----------------------------------------
                                         J. Christopher Kirk
                                         Executive Vice President, General
                                         Counsel and Secretary

                                INDEX TO EXHIBITS

              Exhibit
               Number                Description
               ------      -------------------------------------------------
              *23.1        Consent of PricewaterhouseCoopers LLP

              ----------
              *Filed herewith.